Mail Stop 3561

      December 6, 2005




Julius Briner, President
Spectre Technology Corporation
Suite 1070, 1055 West Hastings Street
Vancouver, BC  V6E 2E9


      Re:	Spectre Technology Corporation
		Registration Statement on Form 10-SB
      Filed November 22, 2005
		File No. 1-32684

Dear Mr. Briner:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.














Comments

1. Please revise the facing page of the Form 10-SB to specify the exchange upon which your securities are proposed to be listed.
2. Certain disclosures in the Form 10-SB suggest that Spectre Technology is seeking to register an offering of securities. See, for example, the heading "Shares to be registered" on page 30 of the
Form 10-SB, Note 3 to the financial statements and the Form 10-SB signature page. A securities offering may not be registered on Form
10-SB.  Please explain or revise as appropriate.
3. Please explain or revise the company name (Spectre Technologies Inc.) as indicated under the "Signatures" section of the registration statement.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;








?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. In the event that it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refilling when you have prepared a response to our comments. In addition, should the filing become effective in its present form the Division would be required to consider what recommendation, if any, it should make to the Commission.

	Please contact the undersigned at (202) 551-3790 or Goldie B. Walker, Financial Analyst, at (202) 551-3234 with any other questions.

      					Sincerely,



      					John D. Reynolds
      				           Assistant Director



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Julius Briner, President
Spectre Technology Corporation
December 6, 2005
Page 3